July 6, 2011

Via EDGAR and Federal Express

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mr. Daniel F. Duchovny

Re:	Telvent GIT, S.A.
Schedule TO-T filed June 21, 2011 by Schneider Electric España,
S.A.U. and Schneider Electric SA
SEC File No. 005-80455

Dear Mr. Duchovny:

On behalf of our clients, Schneider Electric España, S.A.U. (“Offeror”) and Schneider Electric SA (“Schneider Electric”), we are writing in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter dated June 28, 2011 (the “Comment Letter”), with respect to the Schedule TO-T filed with the Commission by Offeror and Schneider Electric on June 21, 2011, and amended on July 1, 2011 (as so amended, the “Schedule TO”). In connection with this response to the Comment Letter, Offeror and Schneider Electric are simultaneously filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”).

Set forth below is the response of Offeror and Schneider Electric to each comment contained in the Comment Letter. For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment. Capitalized terms used but not defined herein are used as defined in the Offer to Purchase dated June 21, 2011, attached as Exhibit (a)(1)(A) to the Schedule TO.

Offer to Purchase

Summary Term Sheet, page s-i

1.	We note that the three Irrevocable Undertaking Agreements (filed as exhibits to the Schedule TO) provide that the security holders may not withdraw any tendered securities unless the offer has been terminated or the undertaking agreement has been terminated. Please provide us with your analysis of how this clause complies with section 29(a) and (b) of the Securities and Exchange Act of 1934.

Response: Offeror and Schneider Electric respectfully submit that tender agreements of the kind represented by the Irrevocable Undertaking Agreements are not void under Sections 29(a) and (b) of the Securities and Exchange Act (the “Exchange Act”) and that neither the existence nor the performance of such agreements violate the terms of or policies underlying the Exchange Act and the rules and regulations promulgated thereunder. Tender agreements are a common feature of acquisition transactions that provide for a tender offer, just as voting agreements are for transactions structured as a merger. In each case, such agreements permit a significant shareholder who has been involved in the negotiation of the proposed transaction (here, the 40% shareholder of the target company and the current and former chief executive officers of the target company) to indicate its support for the transaction and its commitment not to withdraw that support.1 The acquiring party typically has relied expressly upon such commitments in making its decision to proceed with the acquisition transaction on the terms agreed. Such

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Offeror and Schneider Electric respectfully note that each of the ten tender agreements most recently filed with the Commission as exhibits to Schedule TO’s for third party tender offers included an express agreement on the part of the executing shareholders not to withdraw their tendered shares. Offeror and Schneider Electric are not aware of any objection or comment made by the Commission with respect to such provisions. See (i) Exhibit (d)(2) to the Schedule TO filed by DG FastChannel, Inc. on June 24, 2011 relating to its tender offer for MediaMind Technologies Inc., (ii) Exhibits (d)(8), (d)(9), (d)(10) and (d)(11) to the Schedule TO filed by Golden Gate Capital Opportunity Fund, L.P. on June 8, 2011 relating to its tender offer for California Pizza Kitchen, Inc., (iii) Exhibit (d)(3) to the Schedule TO filed by Stryker Corporation on May 27, 2011 relating to its tender offer for Orthovita, Inc., (iv) Exhibits (d)(2) and (d)(3) to the Schedule TO filed by Arch Coal, Inc. on May 16, 2011 relating to its tender offer for International Coal Group, Inc., (v) Exhibit (d)(2) to the Schedule TO filed by PPR S.A. on May 11, 2011 relating to its tender offer for Volcom, Inc., (vi) Exhibits (d)(2) and (d)(3) to the Schedule TO filed by Chesapeake Energy Corporation on April 26, 2011 relating to its tender offer for Bronco Drilling Company, Inc., (vii) Exhibit (d)(2) to the Schedule TO filed by Merck & Co., Inc. on April 15, 2011 relating to its tender offer for Inspire Pharmaceuticals, Inc., (viii) Exhibit (d)(6) to the Schedule TO filed by affiliates of Apax Partners, L.P. on April 11, 2011 relating to the tender offer for Epicor Software Corporation, (ix) Exhibit (d)(2) to the Schedule TO filed by Ares Corporate Opportunities Fund III, L.P. on March 7, 2011 relating to its tender offer for Global Defense Technology & Systems, Inc. and (x) Exhibit (d)(2) to the Schedule TO filed by Forest Laboratories, Inc. on March 8, 2011 relating to its tender offer for Clinical Data, Inc.

agreements are entered into prior to the commencement of the tender offer and have no effect on the offeror’s obligation to provide withdrawal rights as a term of the tender offer or on the rights of other shareholders to exercise such withdrawal rights in accordance with Section 14(d)(5) of the Exchange Act. Here, the Irrevocable Undertaking Agreements reflect the decision by sophisticated shareholders not to exercise their withdrawal right. Offeror remains bound to comply with all aspects of the Exchange Act and the rules thereunder applicable to tender offers, including the provision of withdrawal rights to all holders, and the existence of individual tender agreements do not relieve the Offeror of those obligations.

Information Concerning Telvent, page 18

2.	Please revise the last sentence in the first paragraph of this section to remove the implication that the filing person may disclaim responsibility for their own disclosure.

Response: In response to the Staff’s comment, Amendment No. 2 revises the referenced sentence to remove the disclaimer of responsibility.

The Transaction Documents, page 24

3.	Please revise the first paragraph on page 28 to describe the “material benefit of the bargains” referenced in defining the term “Materially Burdensome Condition.” We note that the same defined term is used in the conditions to the offer; you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control.

Response: Offeror and Schneider Electric respectfully submit that no further description of the “material benefit of the bargains” is required in the context in which such phrase is used on page 28 of the Offer to Purchase, which is where the definition of the term “Materially Burdensome Condition”, as used in the Transaction Agreement, is set forth.

The Offer to Purchase, together with its exhibits, reasonably discloses the benefits of the Offer to them. The purpose of the Offer—to acquire control of, and the entire equity interest in, Telvent, and the voting control and board representation such acquisition would afford— is described throughout the Offer to Purchase, including in Section 11—“Purpose of the Offer; Plans for Telvent; Appraisal Rights” of the Offer to Purchase. As described in Section 8—“Information Concerning Schneider Electric and Offeror” of the Offer to Purchase, Schneider Electric is a strategic acquiror and, as further described in the press release issued by Schneider Electric on June 1, 2011, and the presentation for investor/analyst conference call on June 1, 2011 and transcript of such investor/analyst conference call, filed as Exhibits (a)(5)(A), (a)(5)(B) and (a)(5)(C) to the

Schedule TO-T, respectively, Schneider Electric expects to realize certain revenue and cost synergies from the integration of Telvent’s businesses and to broaden its product offerings and geographic scope.

Further, Offeror and Schneider Electric believe that the use of the term “Materially Burdensome Condition”, which incorporates the phrase “material benefit of the bargains”, complies with the Staff’s position that the conditions to the Offer be described with reasonable specificity, capable of objective verification and outside of Offeror’s and Schneider Electric’s control. The defined term “Materially Burdensome Condition” requires, by definition, an act by a governmental authority in connection with the approvals required for the proposed transaction or other governmental review. Therefore, the trigger for this condition – an act by a governmental authority – can be objectively verified and is outside of Offeror’s control. Although the term “material” (whether used to modify “benefit”, “adverse” or “portion”) has not been defined, as is common in acquisition agreements such as the Transaction Agreement, Offeror and Schneider Electric do not have the sole power to determine whether the materiality threshold has been met in any particular circumstance. Absent an agreement by Telvent, a finding of materiality would be subject to the review of courts of competent jurisdiction under applicable law. In response to the Staff’s comments, in Amendment No. 2 Offeror and Schneider Electric have added the following sentence to Section 15—“Conditions of the Offer”:

“As in the case of all contract terms, any position taken by Offeror and/or Schneider Electric with respect to the satisfaction of a condition to the Offer may be subject to the review of courts of competent jurisdiction under applicable law.”

Source and Amount of Funds, page 43

4.	Please revise this section to provide the disclosure required by Item 1007(d) of Regulation M-A..

Response: Offeror and Schneider Electric respectively confirm to the Staff that they possess all necessary funds to consummate the Offer from cash and cash equivalents on hand. As set forth in Section 13—“Source and Amount of Funds” of the Offer to Purchase, Offeror and Schneider Electric estimate that they will need approximately $1.36 billion to purchase all of the Shares pursuant to the Offer. Schneider Electric and Offeror currently have approximately $1.43 billion in cash and cash equivalents on hand. Schneider Electric and Offeror expect to cover additional amounts of up to approximately $750.9 million in the aggregate that will be necessary from time to time to consummate certain other transactions described in the Offer to Purchase, and to supplement the cash and cash equivalents on hand to fund the Offer, with borrowings under existing revolving credit facilities under which there are currently approximately $3.87 billion in unused commitments. Schneider Electric has an A- credit rating from Standard & Poor’s and an

A3 credit rating from Moody’s and the terms of borrowing under such existing revolving credit facilities are consistent with those customarily provided to borrowers with similar credit ratings. As Schneider Electric and Offeror have sufficient cash and cash equivalents on hand to fund the consummation of the Offer and ample available commitments under existing revolving credit facilities and as the Offer is not conditioned upon the receipt of financing, Offeror and Schneider Electric respectfully submit that additional disclosure pursuant to Item 1007(d) of Regulation M-A for the revolving credit facilities and the filing of the agreements with respect to such revolving credit facilities pursuant to Item 1016(b) of Regulation M-A is not necessary and will not be material to the decision of a Telvent shareholder whether to tender shares in to the Offer.

Conditions of the Offer, page 44

5.	We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time” in the first paragraph of page 45. Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Please make similar revisions elsewhere in your offer document, as necessary.

Response: In response to the Staff’s comment, Amendment No. 2 revises the first paragraph on page 45 of the Offer to Purchase and the similar reservation of rights in the final paragraph on page 5 of the Offer to Purchase. Please note that the revised disclosure provides that any condition (other than those subject to government approvals or applicable laws) must be asserted or waived prior to the acceptance for payment of Shares, rather than the expiration of the Offer. Offeror and Schneider Electric respectfully submit that this approach is consistent with the terms of the Transaction Agreement (which were negotiated at arms length with Telvent) and the Commision’s regulations relating to the satisfaction of conditions to tender offers and the payment for shares tendered pursuant to tender offers (and the Commission’s published interpretations of those regulations). In particular, Rule 14e-1(c) promulgated under the Exchange Act requires that Offeror pay the consideration offered or return the tendered Shares promptly after the termination or withdrawal of the Offer. Rule 14e-1(d) promulgated under the Exchange Act provides that Offeror may not extend the Offer without making a public announcement of such extension no later than 9:00 a.m. Eastern time on the next business day after the then-scheduled Expiration Time. The Offer to Purchase discloses Parent’s intention to comply with those regulations and Offeror and Schneider Electric are not aware of any regulation of the Commission (or interpretation thereof) that requires conditions to be asserted or waived on or before expiration of the Offer.

6.	We note that the language in the last paragraph in this section that the bidders’ failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.” If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Response: Offeror and Schneider Electric hereby confirm their understanding that when a condition of the Offer is triggered by events that occur during the offer period and before the expiration of the Offer, Offeror and Schneider Electric should inform Telvent’s shareholders how Offeror and Schneider Electric intend to proceed promptly, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction may be determined only upon expiration.

7.	Please refer to the same paragraph referenced immediately above. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: Offeror and Schneider Electric hereby confirm their understanding that when a condition of the Offer is triggered such that Offeror would not be required to consummate the purchase of shares in the Offer and Offeror and Schneider Electric determine to proceed with the Offer, such determination would constitute a waiver of the triggered condition, and further confirm their understanding that, depending on the materiality of the waived condition and the number of days remaining in the Offer, Offeror and Schneider Electric may be required to extend the Offer and recirculate new disclosure to Telvent’s shareholders.

* * * * *

Please be advised that, in connection with the Comment Letter and Offeror’s and Schneider Electric’s responses thereto, we have been authorized by Offeror and Schneider Electric to acknowledge on their behalf that:

•	each of Offeror and Schneider Electric is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•

each of Offeror and Schneider Electric may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at 212-909-6435.

Sincerely,

/s/ Paul S. Bird

Paul S. Bird

cc:	Peter Wexler, General Counsel and Senior Vice President Schneider Electric SA

Elena González-Anta, Chief Legal Counsel Schneider Electric España, S.A.U.

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